December 15, 2010

Lee C. Stewart Chair of the Nominating and Corporate Governance Committee P. H. Glatfelter Company 96 South George Street Suite 500 York, Pennsylvania 17401

Re: Resignation from the Board of Directors of P. H. Glatfelter Company

Dear Mr. Stewart:

Due to my retirement as Chief Executive Officer of the Company on December 31, 2010, in accordance with the Company’s Corporate Governance Principles, I hereby tender my resignation as Chairman and as a member of the Board of Directors effective as of December 31, 2010.

Very truly yours,

/s/ George H. Glatfelter II

George H. Glatfelter II